SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street

P.O. Box 49330, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F  ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   ✓

INCORPORATION BY REFERENCE

This report on Form 6-K is specifically incorporated by reference into the Registrant's registration statement on Form S-8 (Nos. 33-17334, 33-21938, 33-21942, 33-27797, 33-91180, 333-05430, 333-10278, 333-10274, 333-105360, 333-124482 and 333-124491) and on Form F-10 (Nos. 333-113870 and 333-120288), to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

EXHIBIT LIST

99.1        Material Change Report dated January 20, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.

(Registrant)

By:  /s/ Geoffrey P. Gold________________

Geoffrey P. Gold

Vice-President, Assistant Secretary

and Associate General Counsel

Date:  January 20, 2006